SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	English translation of letter to the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission), dated August 6, 2010, regarding “Corporate Bonds Delisting”

Item 1

Telefónica de Argentina S.A.

Buenos Aires, August 6th, 2010

Messrs.
Comisión Nacional de Valores [National Securities and Exchange Commission]

Ref.: Corporate Bonds Delisting

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 2, chapter XXI, Resolution 368/01.

In this respect, please be advised that the Company’s Board of Directors, at the meeting held August 5, 2010, resolved to delist the Company’s 8.850% Senior Notes due in August 2011 from The New York Stock Exchange and thereafter to terminate the Company's reporting obligations with the Securities and Exchange Commission, as this issue is subject to the jurisdiction of the relevant authorities of the U.S. market.

Yours sincerely,

/s/ Mariano Javier Rodríguez
Assistant General Counsel

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	August 6, 2010	By:	/s/ Mariano Javier Rodríguez
			Name:	Mariano Javier Rodríguez
			Title:	Assistant General Counsel